UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Aéropostale, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007865108

(CUSIP Number)

R. Cabell Morris Jr., Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5609

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Hummingbird LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1) Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person SP Investment Holdings Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners UBIT (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners ECI (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person PN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners MM, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person OO

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,250,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,250,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.96% (1)

14	Type of Reporting Person IN

(1)   Calculated based on 78,486,913 shares of the Common Stock, $0.01 par value, of Aéropostale, Inc., outstanding as of August 30, 2013, as reported in Aéropostale, Inc.’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013.

CUSIP No. 007865108	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aéropostale, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located 112 W. 34th Street, New York, New York 10120.

As of September 17, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 6,250,000 shares of Common Stock, representing approximately 7.96% of the outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

(a), (f)

This statement is being filed by:

(i)	Hummingbird LLC, a Delaware limited liability company (“Hummingbird”);

(ii)	SP Investment Holdings L.P., a Delaware limited partnership (“SP Delaware”);

(iii)	SP Investment Holdings Company, a Cayman Islands exempted company (“SP Caymans”);

(iv)	Sycamore Partners (AIV), L.P., a Delaware limited partnership (“Sycamore AIV”);

(v)	Sycamore Partners UBIT (AIV), L.P., a Delaware limited partnership (“Sycamore UBIT”);

(vi)	Sycamore Partners ECI (AIV), L.P., a Delaware limited partnership (“Sycamore ECI”, and together with Sycamore AIV and Sycamore UBIT, the “Sycamore Funds”);

(vii)	Sycamore Partners GP, L.L.C., a Delaware limited liability company (“Sycamore GP”);

(viii)	Sycamore Partners MM, L.L.C., a Delaware limited liability company (“Sycamore MM”); and

(ix)

Stefan L. Kaluzny, a citizen of the United States of America (“Mr. Kaluzny”, and together with Hummingbird, SP Delaware, SP Caymans, the Sycamore Funds, Sycamore GP and Sycamore MM, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of September 17, 2013, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 9 West 57th Street, 31st Floor, New York, New York 10019. The telephone number of each of the Reporting Persons is (212) 796-8500.

(c)

The Sycamore Funds are private equity funds whose principal business is investing in securities, businesses and companies.

Sycamore GP’s principal business is serving as the sole general partner of the Sycamore Funds and other affiliated funds.

Sycamore MM’s principal business is serving as the managing member of Sycamore GP and other affiliated entities.

Hummingbird’s principal business is investing in public equity opportunities on behalf of the Sycamore Funds.

SP Delaware’s principal business is serving as the managing member and 100% owner of Hummingbird.

SP Cayman’s principal business is serving as a limited partner in SP Delaware.

The principal occupation of Mr. Kaluzny is serving as a Managing Director of Sycamore GP and as the managing member of Sycamore MM.

The Sycamore Funds indirectly own (through SP Caymans and SP Delaware) 100% of Hummingbird.  As a result, each of the Sycamore Funds, SP Delaware, SP Caymans, Sycamore GP, Sycamore MM and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock owned by Hummingbird.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 007865108	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

As of September 17, 2013, Hummingbird had invested approximately $53,971,225 (exclusive of brokerage commissions) to purchase the 6,250,000 shares of Common Stock it owns.  Hummingbird indirectly obtained such funds through capital commitments made by the partners of the Sycamore Funds.

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as part of their investment activities on behalf of the Sycamore Funds. The Reporting Persons acquired the shares of Common Stock reported herein because they believe that the Issuer’s Common Stock is an attractive investment.

The Reporting Persons may communicate with the Issuer’s management, members of the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, the outcome of any discussions that the Reporting Persons may have with the Issuer, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended August 3, 2013, there were 78,486,913 shares of the Common Stock outstanding as of August 30, 2013.

Based on the foregoing, as of September 17, 2013, the Reporting Persons collectively may be deemed to beneficially own 6,250,000 shares of the Common Stock, which represents approximately 7.96% of the shares of the Common Stock issued and outstanding.   Such 6,250,000 shares of the Common Stock (the “Subject Shares”) are directly owned by Hummingbird.

Each of the Sycamore Funds, SP Caymans, SP Delaware, Sycamore GP, Sycamore MM and Mr. Kaluzny, in their respective capacities as partners in SP Delaware or shareholders in SP Caymans, the managing member of Hummingbird, the general partner of the Sycamore Funds and SP Delaware, the managing member of Sycamore GP, and the managing member of Sycamore MM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein.

As of the date hereof, none of the Reporting Persons owns any shares of the Common Stock other than the Subject Shares covered in this Statement.

CUSIP No. 007865108	SCHEDULE 13D

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement, dated as of September 17, 2013, among Hummingbird LLC; SP Investment Holdings L.P.; SP Investment Holdings Company; Sycamore Partners (AIV), L.P.; Sycamore Partners UBIT (AIV), L.P.; Sycamore Partners ECI (AIV), L.P.; Sycamore Partners GP, L.L.C.; Sycamore Partners MM, L.L.C.; and Stefan L. Kaluzny.

Exhibit 99.2	Trading data.

CUSIP No. 007865108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2013

HUMMINGBIRD LLC

By:	SP Investment Holdings L.P.

its Managing Member

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SP INVESTMENT HOLDINGS L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SP INVESTMENT HOLDINGS COMPANY

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

its Sole Director

SYCAMORE PARTNERS (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS UBIT (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS ECI (AIV), L.P.

By:	Sycamore Partners GP, L.L.C.

its General Partner

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS GP, L.L.C.

By:	Sycamore Partners MM, L.L.C.

its Managing Member

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

SYCAMORE PARTNERS MM, L.L.C.

By:	/s/ Stefan L. Kaluzny

Stefan L. Kaluzny

Managing Member

/s/ Stefan L. Kaluzny

STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit	Description

99.1

Joint Filing Agreement, dated as of September 17, 2013, among Hummingbird LLC; SP Investment Holdings L.P.; SP Investment Holdings Company; Sycamore Partners (AIV), L.P.; Sycamore Partners UBIT (AIV), L.P.; Sycamore Partners ECI (AIV), L.P.; Sycamore Partners GP, L.L.C.; Sycamore Partners MM, L.L.C.; and Stefan L. Kaluzny.

99.2	Trading data.